FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of June, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

June 28, 2006

                         Hanson PLC Trading Statement

Hanson PLC, one of the world's leading heavy building materials companies, is issuing this trading statement in advance of the August 2, 2006 announcement of its interim results for the six months ending June 30, 2006.

Overview
Hanson expects to report an increase in operating profit* of approximately 10%
for the first half of 2006 compared to the first half of 2005 (H1 2005:
GBP197.3m).

Alan Murray, Chief Executive, said: "The first half performance of both North
American divisions has been excellent, and our UK Aggregates, Australian and
Continental European operations have performed well. These have more than offset difficult market conditions for our UK Building Products division. We have completed over GBP500 million of acquisition investment so far this year and earnings from these transactions are in line with our expectations. Overall, we look forward to further progress in the second half of this year."

Trading update
Hanson Aggregates North America is expected to generate margin improvement and a significant increase in operating profit* in excess of 25% for the first half of
2006. Average price increases in excess of 10% across our main product lines should be achieved compared to the first half of 2005. These price increases reflect both energy and raw material cost increases and the increasingly valuable nature of the division's reserve base. Aggregates volumes to date are ahead of last year following a particularly strong first quarter.

Hanson Building Products North America is anticipated to deliver an increase in first half operating profit* of a similar amount to that of Hanson Aggregates
North America. It is expected that much of this increase will be due to good demand for pipe and pre-cast products, particularly in Florida. Brick volumes should be in line with the first half of last year. The division has continued
its growth and cost saving initiatives and secured selling price increases across all main product lines.

In Hanson Aggregates UK, operating profit*, excluding acquisitions, is expected to be slightly below the strong first half of last year. This is a good performance given weak market demand, in particular in asphalt, compared to the strong first half of 2005. Significant increases in energy costs and bitumen have been mitigated by cost reduction initiatives. Good selling price increases have been achieved across all main product lines to date. Results from the Civil and Marine operations acquired in March 2006 have been encouraging and operating profit* including acquisitions should be ahead of the first half of 2005.

For Hanson Building Products UK, the severe reduction in the brick market has continued, led by weak demand in the repair, maintenance and improvement sector.
First half brick volumes are expected to be around 20% below the first six months of last year. The earnings impact of this volume reduction, and of higher energy costs, has been mitigated by selling price increases, aggressive cost saving initiatives, production cutbacks and closures. Nevertheless, operating profit* for this division for the first six months of 2006, which includes the cost of restructuring and closures, is expected to be around half of that achieved in the first six months of last year (GBP21.5m).

The first half operating profit* for Hanson Australia & Asia Pacific is expected to be similar to the strong first six months of 2005. In general, demand has remained good in Australia and a combination of cost saving initiatives and selling price increases has largely offset cost inflation.

Hanson Continental Europe is expected to deliver a first half operating profit*
slightly ahead of the first half of 2005. In Spain, the impact of the closure last year of depleted quarries has been offset by acquisition contributions and strong aggregates demand. Elsewhere, operating profit is expected to have improved in each country, with the exception of the Czech Republic, where trading was impacted by a longer than usual winter period.

Central costs are anticipated to increase by around GBP5 million for the full year, due primarily to compliance costs and incentive accruals. Much of this increase is expected to be recognised at the half year.

The translation of foreign currency earnings is expected to have a small positive impact on the first half of 2006 compared with the first half of 2005.
This is expected to reverse in the full year 2006. At today's date, profits from property disposals are similar to the first half of 2005 (GBP1.3m).

Development update
Investment in eleven acquisitions to date this year totals GBP508 million.

Completion of the acquisition of Material Service Corporation, an aggregates operation based in Chicago, for approximately $300 million (GBP160 million) was announced on June 19, 2006. Material Service will be managed as part of Hanson
Aggregates North America.

Integration of Civil and Marine, acquired on March 2, 2006 for GBP245 million, is progressing well. Civil and Marine is the UK's leading producer of ground granulated blast furnace slag and, in addition, has operations in Florida, USA.

PaverModule, a manufacturer of pavers in Florida, USA acquired on January 30,
2006, has delivered a strong performance within Hanson Building Products North
America.

The eight other smaller acquisitions include operations in the UK, USA,
Australia and Spain. At present, a number of further acquisition opportunities are being pursued although, as always, the amount and timing of these transactions is difficult to predict. Hanson remains committed to strengthening and expanding its operational footprint through value adding acquisitions in both aggregates and building products.

Financing update
Finance costs are expected to be nearly GBP10 million above the first half of 2005
(GBP22.8m), due largely to acquisition spend.

The effective tax rate for the first six months of 2006 is expected to be in the
15-20% range previously provided as guidance for 2006. This tax rate excludes the tax relating to joint-ventures and associates which is reported within operating profit*. Sensitivities to the tax rate include changes in legislation, profit mix and non-recurring items recognised under IFRS.

Net debt is expected to be approximately GBP1.6 billion, increasing half year gearing to approximately 60%. This is due primarily to acquisition spend partly offset by the favourable impact of foreign exchange on US dollar denominated debt.

Hanson continues to repurchase its shares and has spent GBP39.1 million buying back 6,165,000 shares to date in 2006. At present, 716.1 million shares remain in issue excluding those shares repurchased and held in Treasury.

Discontinued operations
Discontinued operations are expected to include a one-off benefit of approximately GBP15 million post tax for a previously announced asbestos insurance settlement, and a first half post-tax charge of approximately GBP8 million
(equivalent to $24 million pre-tax) for ongoing asbestos costs net of insurance.
Further details on asbestos are provided in the appendix.

Outlook
Overall, Hanson expects to continue to make progress in the second half of 2006.

For the two North American divisions, volumes are anticipated to remain robust.
Full year heritage aggregates volumes are expected to increase by 2-3% compared to 2005, in line with previous guidance. Infrastructure demand is strong, and increased activity in the industrial and commercial sectors should help mitigate some weakening in housing spend. Continued progress against the second half of
2005 is anticipated in these divisions, supplemented by additional contributions from acquisitions.

In the UK, whilst there are some signs that the brick market may have reached the bottom of the cycle, no significant improvement in demand is anticipated in the second half of the year. In Hanson Aggregates UK, cost increases have been particularly severe in the asphalt operations and a mid year selling price increase, effective July 1, 2006, has been announced to recover additional increases in bitumen costs. Overall, further progress is expected in the UK against the second half of last year, much of which will be provided by the acquisition contribution in Hanson Aggregates UK.

Trading conditions are expected to remain stable in Australia, Asia Pacific and
Continental Europe in the second half of 2006.The operating profit* for
Australia in the second half of 2006 will not repeat the one-off tax benefit of
GBP6.6m, included in share of joint ventures' and associates' profit after tax within operating profit under IFRS, in the second half of 2005.

*Note: "Operating profit" denotes operating profit before impairments, including share of joint ventures' and associates' profit before tax

A conference call for analysts, hosted by Alan Murray (Chief Executive) and
Jonathan Nicholls (Finance Director), will take place today at 8.00am (BST). The dial-in number is +44 (0) 208 515 2386. A recording of the conference call will be available for 48 hours from 11.30am (BST) today. The dial-in number is +44
(0) 208 515 2499 (PIN number 628692#) or, for US investors, +1 303-590-3000 (PIN number 11064140#)

Further information on Hanson can be found at www.hanson.biz

Inquiries:

Hanson PLC                          Tel: +44 (0)20 7245 1245
Nick Swift / Hilary Reid Evans

Notes:

1.  Hanson is one of the world's leading heavy building materials companies.  It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world.  Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK,
    Australia, Asia Pacific and Continental Europe.
2.  Hanson operates through six divisions: Hanson Aggregates North
    America, Hanson Building Products North America, Hanson Aggregates
    UK, Hanson Building Products UK, Hanson Australia & Asia Pacific
    and Hanson Continental Europe.
3.  Register for Hanson's e-mail distribution service for press releases and notification of the publication of corporate reports via www.hanson.biz.
4.  High-resolution Hanson images for editorial use are available from
    www.hanson.biz and from www.pixmedia.co.uk/30/company.

Forward-looking statements made in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson's Annual Report and Form 20-F and include, but are not limited to, changes in economic conditions; changes in governmental policy or legislation that could effect regulatory compliance and other operating costs especially in the USA, the UK and Australia; changes in governmental policy or legislation relating to public works expenditure and housing; potential liabilities arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate; disruption to, or increased costs of, the supply of raw materials, energy and fuel to our business; inclement weather conditions; exchange rate fluctuations; and ineffective implementation of computer software systems.
Hanson undertakes no obligation to update or revise publicly such forward looking statements, whether as a result of new information, future events or otherwise.

Appendix: Further detail on asbestos

Asbestos insurance settlement:

The asbestos insurance settlement, announced on February 13, 2006, covers certain Hanson subsidiaries which account for approximately 20% of the gross cost (settlement and defence costs) of asbestos. Under the insurance settlement agreement, these subsidiaries pay the next $35 million of their gross cost from
January 1, 2006. Thereafter, the asbestos costs will be paid in full by the insurance carriers up to agreed, and undisclosed, limits. Over the next eight years, the estimated amount to be paid by the insurance carriers is $65 million.
This is equivalent to approximately GBP15 million post tax, after discounting, which is the one-off benefit recognised in the first half of 2006.

First half asbestos claimants and costs:

Approximately 3,000 new asbestos claimants are expected to file in the first half of 2006 (H1 2005: 6,700, H2 2005: 3,650). Resolutions for the same period are estimated to be around 3,000, over 90% of which are expected to be dismissed. On this basis, outstanding claimants at the half year will be similar to the 131,350 at the end of 2005.

First half gross costs, before insurance and tax, are expected to be between $25 million and $30 million (H1 2005: $22m, H2 2005: $21m). The increase against last year reflects a higher level of serious cases coming to trial compared to
2005 when plaintiff's lawyers were believed to have been distracted, to some extent, by Federal Reform attempts.

At this stage, the estimated average gross cost over the next eight years remains at $60 million pa, equivalent to GBP20 million pa post-tax. Consequently, the gross cost provision is "topped-up" with a first half charge of $30 million, or approximately GBP10 million post-tax. Approximately 20%, or GBP2 million, of this cost is expected to be met by insurance carriers in accordance with the settlement agreement described above. Hence, the net charge in the half is expected to be approximately GBP8 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   June 28, 2006